EXHIBIT 1

Galloway Capital Partners Considering Legal Action Against

Management and Board of Weight Watchers International, Inc.

MIAMI--(BUSINESS WIRE)--Galloway Capital Partners, LLC and its affiliates (collectively, “Galloway”) announced today that they are considering pursuing legal action against WW International, Inc. (OTCPK: WGHTQ) (“WW” or the “Company”), Company’s management, Board of Directors, and the Company’s lenders.

This is response to the United States Trustee rejecting Galloway’s request, on behalf of itself and certain other shareholders of WW International, Inc. (OTCPK: WGHTQ) (“WW” or the “Company”), to appoint an official Equity Committee on behalf of all of Company’s shareholders in the Company’s Chapter 11 bankruptcy cases. WW’s Plan of Reorganization relating to its Chapter 11 bankruptcy (the “Plan of Reorganization”), if confirmed, would result in the Company’s pre-bankruptcy lenders taking 91% of the reorganized company, while existing equity is all but wiped out and unsecured creditors are paid in full. Further, shares of the reorganized company that would be issued to WW’s shareholders pursuant to the Plan or Reorganization—representing only 9% of the total shares in the reorganized company—will be diluted upon the issuance of equity or equity-based awards to the Company’s management and Board members under the Management Incentive Plan that has been proposed under the Plan of Reorganization.

As a consequence of the decision by the United States Trustee to decline the shareholders’ request to appoint an Equity Committee, the interests of the Company’s shareholders, a very substantial portion of whom are individual investors—and not large institutions—will not be adequately represented in the bankruptcy, because they will not have the ability to participate in the discussions and critical decisions relating the Plan of Reorganization by having a seat at the table through such a committee.

Galloway believes that there was no exigency to WW’s bankruptcy filing, considering that the overwhelming majority of WW’s funded debt is not due until 2028 and 2029, and WW’s funded debt has favorable interest rates as compared to current market rates of interest. While WW reported revenue declines in the first quarter of 2025, it also reported a substantial increase in adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) in the first quarter of 2025 to $26.9 million, as compared to adjusted EBITDA of $7.2 million in the corresponding period of 2024, representing an increase of approximately $19.7 million, or 274%. Further, On April 29, 2025, WeightWatchers announced a pharmacy integration with Eli Lilly and its LillyDirect® pharmacy provider, Gifthealth. This integration is expected to streamline access to Lilly’s FDA-approved Zepbound® (tirzepatide) single-dose vials for WeightWatchers Clinic members with an on-label prescription from their clinician. As part of WeightWatchers’ holistic approach to weight management, the integration will streamline access to Zepbound® by offering a vial format for eligible Zepbound self- pay patients who do not have insurance coverage. On-label prescriptions for Zepbound® vials written by board-certified clinicians will be fulfilled by Gifthealth, with WeightWatchers members receiving real-time Rx tracking directly within the WeightWatchers App—delivering a more seamless and transparent experience from prescription to delivery. As a result, WeightWatchers is now well positioned to be a major player in the weight loss industry with a storied and well-respected history. In short, the owners of the reorganized Company are poised to make a windfall at the expense of the current shareholders of the Company.

Bruce Galloway, the Founder and Chief investment Officer of Galloway Capital Partners, stated as follows:

“Weight Watchers is a global brand built over the past 60 years. The Company is at this very time experiencing a strong turnaround, as clearly evidenced by its recent financial performance. Based on market projections, including growth of the Company’s clinical business by 57% and the Company’s strategic shift, as reflected by its recently announced partnership with Eli Lilly, we believe the Company is expected to generate between $220 million and $250 million of EBITDA this year. Applying a conservative multiple of 15 times EBITDA would result in an estimated enterprise value for the Company of approximately $3.5 billion. The Company also has 3.4 million members, which provides a recurring revenue stream, and the membership list, in and of itself, is highly valuable.”

Mr. Galloway continued: “We are disappointed with the decision of the United States Trustee to reject our request, on behalf of ourselves and certain other shareholders of Company, to appoint an official Equity Committee on behalf of all of Company’s shareholders in the Company’s Chapter 11 bankruptcy cases. Clearly, without the support of an Equity Committee, the Company’s shareholders will not be able to protect, must less fend for, themselves. Moreover, the Company’s shareholders will be left with no recourse whatsoever (even assuming, for the sake of argument, that they had the financial resources to seek redress) if the Company and its lenders are able to obtain a nonconsensual injunction of all potential claims, as they are seeking.

Essentially, if any existing shareholders are merely eligible to accept shares of the reorganized Company under the plan of reorganization, such shareholders are permanently enjoined from asserting any claims against the Company’s Board, its management or its lenders, all of whom appear to benefit substantially under the proposed plan of reorganization. According to publicly available data, approximately 77.6% of the Company’s outstanding shares are held by individual retail investors, and not by institutional investors, and under the proposed plan of reorganization their interests in the Company will be nearly completely eliminated.”

Galloway further stated, “Management and the Board, in collusion with the lenders, agreed to the bankruptcy and the related plan of reorganization at the expense of the Company’s existing shareholders following backroom negotiations undertaken without shareholder involvement or consent. The Company’s shareholders need a seat at the table to negotiate a better deal. We have tried repeatedly to meet and have discussions with the Board and its management to protect the interests of all of the Company’s shareholders and to improve the way they will be treated under the bankruptcy plan. To date, the Company has failed to respond to any of our efforts. We believe there are many constructive ways that the interests of the Company’s shareholders can be protected and aligned with the Company’s interests. For example, the Company can enable its existing shareholders to have greater participation in the reorganized company by issuing a warrant in respect of each outstanding share to purchase three (3) shares of the common stock of the reorganized company at an exercise price per share of $1.00. This could result in the infusion of up to an additional $240 million of cash into the Company while providing potential economic benefits to the shareholders whose interests are being severely damaged at the hands of the Company’s Board and its management.”

Contacts

For further information contact Mr. Bruce Galloway at: bgalloway@gallowaycap.com.